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                                                                    EXHIBIT 99.2

Thursday May 14, 10:47 am Eastern Time

Company Press Release

Latest Acquisition By Tekgraf Extends Company Reach Into Canada And New England

Tekgraf, Inc., Acquires New England Computer Graphics

ATLANTA--(BUSINESS WIRE)--May 14, 1998-- Tekgraf, Inc., (NASDAQ: TKGFA - news) announced today that it has acquired New England Computer Graphics (NECG), with offices in Boston, Mass., and Toronto, Ontario, Canada, effective May 8, 1998. NECG's New England- and Canada-based computer graphics technology distribution systems will be incorporated into Tekgraf's Graphics Division operations.

Under the terms of the agreement, Tekgraf exchanged a combination of unregistered Class A common stock and cash, subject to adjustment, for all the outstanding common stock of NECG. NECG had 1997 unaudited revenues of approximately US$6 million.

With this acquisition, Tekgraf will have an additional 7,000 square feet of facilities, including training, technical support and sales facilities, plus warehouses and demo centers to service New England and Canada.

"Tekgraf's acquisition of New England Computer Graphics is another step forward in our ongoing commitment to maintaining a leadership role in the computer graphics arena," said Phillip Aginsky, chairman of Tekgraf. "By providing a solution to the growing opportunities in the New England area, as well as Canada, our manufacturer-and reseller-partners can be assured that we are making strategic decisions that continually put Tekgraf in a position to help them meet their long-term business objectives."

Tekgraf's Graphics Division provides sales, marketing and technical support for high-end computer graphics technologies through reseller channels. The acquisition gives Tekgraf enhanced geographic reach into the New England Region, including upstate New York, by adding more than 450 resellers to its expanding network of high-end computer graphics VARs. In addition, the acquisition marks Tekgraf's first expansion outside the U.S., strengthening its relationship with resellers and extending its capabilities and services into Canada, benefiting manufacturers looking to distribute throughout North America.

Currently, Tekgraf provides extensive reseller and manufacturer benefits based on its eight strategically located product demonstration centers in Chicago, New York City, Washington, D.C., San Francisco, Atlanta, Houston, Los Angeles, and Greenville, S.C. The acquisition of NECG adds two additional demonstration and distribution centers and further enhances and extends Tekgraf's North American network of trained salespeople who specialize in graphics technology solutions and services offered through resellers.


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"NECG has built a successful company by delivering smart solutions to meet reseller customer needs. That philosophy is exactly what Tekgraf provides. As partners, we can now extend our scope and expertise to provide end-to-end solutions from manufacturers to resellers throughout North America. It's a very exciting time for us," said Bill Rychel, Tekgraf Graphics Division president.

"We are excited to be a part of Tekgraf," said David Boston, president of NECG. "This is an opportunity for us to help Tekgraf define itself as a truly North American distributor to the graphics industry. And as a result, the added marketing capabilities and product offerings we will be able to offer our reseller partners mean we can enhance our value as a strategic and complete resource."

Founded in 1994, NECG is a value-added graphics distribution company in New England and Canada with a major emphasis in digital pre press, engineering document management systems, and wide format display graphics. NECG also offers installation, training, technical support and reseller dedicated marketing programs, as well as leasing and financing services. Currently NECG distributes for Agfa, Epson America, Scitex America, HuntGraphics, Vidar Systems and other suppliers of graphics equipment. NECG is an active member of the North American Graphic Arts Suppliers Association (NAGASA).

Tekgraf, Inc. (NASDAQ: TKGFA - news), headquartered in Atlanta, is a value-added wholesale distributor of advanced computer graphics products and a manufacturer of custom personal computers. The Tekgraf Graphics Division provides sales, marketing and technical support of computer graphics technologies through reseller channels. Demonstration and distribution centers are located throughout the United States. The Technology Division is engaged in the manufacture, sale, distribution and support of the Crescent Computer line of special purpose Intel-based NT workstations and servers. Additional information on Tekgraf may be obtained by visiting the company Web site at http://www.tekgraf.com, or by calling the nearest Tekgraf Graphics Division office toll free at 888-321-TKGF.

Editors Note: Brand or product names are trademarks or registered trademarks of their respective holders.

This press release contains statements that constitute forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of places in this press release and include all statements that are not historical statement of fact. The words "may," "would," "could," "will," "progress toward," "move forward," "actively pursuing," "increase," "expect," "estimate," "anticipate," "believes," "intends," "plans," and similar expressions and variations thereof are intended to identify forward-looking statements. Investors are cautioned that such statements are not guarantees of future performance and involve various risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially from those discussed in the forward-looking statements as a result of factors described below. These risks include, but are not limited to, competitive market pressures, material changes in customer demand, availability of labor, the Company's ability to perform contracts, governmental policies adverse to the computer industry, economic


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and competitive conditions, and other risks outside the control of the Company, as well as those factors discussed in detail in the Company's filings with the Securities and Exchange Commission, including the "Risk Factors" section of the Company's registration statement on Form S-1 (Registration No. 333-33449).

Contact:

     Duffey Communications, Inc. (Media)
     Bob Wice/Mike Neumeier, 404-266-2600
     bobw@duffey.com/miken@duffey.com
     OR
     Tekgraf
     Lowell Nerenberg, 301/921-0011
     LNerenberg@tekgraf.com